Mail Stop 6010

							May 23, 2005


Earnest Mathis, Jr.
Chief Executive Officer
VitaCube Systems Holdings, Inc.
480 S. Holly Street
Denver, Colorado  80246

Re:	VitaCube Systems Holdings Inc.
	Registration Statement on Form S-3
	File Number 333-124897

Dear Mr. Mathis:

      This is to advise you that we are not conducting a full review of the above registration statement. However, we will be monitoring your filing for inclusion of the delaying registration statement language on the cover page of your document. We will make no further review of this filing.

      Once you have cleared our comments, we will act upon any request for acceleration of the effective date of the Form S-3 and pursuant to delegated authority, grant acceleration of the effective date. We will consider your request for acceleration as a confirmation of the fact that you are aware of your responsibilities under the Securities Act of 1933 and the Securities Act of 1934 as they relate to the proposed public offering.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	Please contact Song P. Brandon at (202) 551-3621 with any questions.

							Sincerely,



							Jeffrey P. Riedler
							Assistant Director

cc:	Gary A. Agron, Esq.
	Law Office of Gary A. Agron
	5445 DTC Parkway, Suite 520
	Greenwood Village, Colorado  80111
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Earnest Mathis, Jr.
VitaCube Systems Holdings, Inc.
May 23, 2005
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